UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Traffic.com, Inc.
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                               (Name of Issuer)


                                 COMMON STOCK
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                          (Title of Class Securities)


                                  892717109
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                                (CUSIP Number)


                                November 6, 2006
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  892717109
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      Name of Reporting Persons.
1     I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell


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      Check the Appropriate Box if a Member of a Group (See Instructions)
2
      (a)

      (b)

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      SEC Use Only
3

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      Citizenship or Place of Organization
4
      USA

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              5    Sole Voting Power    718,474




  number of
   shares
beneficially
  owned by
    each
  reporting
 person with


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              6    Shared Voting Power


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              7    Sole Dispositive Power

                   718,474
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              8    Shared Dispositive Power


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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      718,474
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10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


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11    Percent of Class Represented by Amount in Row (9)
      3.5%
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12    Type  of Reporting Person (See Instructions)
      IN
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Item 1.

    (a) Name of Issuer

        Traffic.com, Inc.

    (b) Address of Issuer's Principal Executive Offices

        851 Duportail Road
        Suite 220
        Wayne, PA 19087

Item 2.

    (a) Name of Person Filing

        The person filing this report is J. Carlo Cannell ("Cannell") who is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), investment adviser to Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga"), Tristan Partners, L.P. ("Tristan"), and Kauai Partners, L.P. ("Kauai" and, collectively, with Cuttyhunk, Anegada, TEC, Tonga and Tristan the "Funds").

        The principal business of each Fund is to invest in securities.

        Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.


    (b) Address of Principal Business office or, if None, Residence

        The principal office and business address of Mr. Cannell is P.O.Box 3459, 240 E. Deloney Ave., Jackson, WY 83001.

    (c) Citizenship

        USA

    (d) Title of Class Securities

        Common Stock

    (e) CUSIP Number

        892717109

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

        N/A

Item 4. Ownership

        Common Stock:

        As of November 6, 2006, the Reporting Persons directly or indirectly beneficially owned 718,474 shares, or 3.5%, of Common
        Stock of Traffic.com, Inc. (the approximate percentage of the shares of Common Stock owned is based on 20,597,273 shares of common stock outstanding by Traffic.com, Inc., on October 31, 2006).
        (1) Cuttyhunk owns 0 shares (0%) (2) Anegada owns 209,574 shares (1.0%)
        (3) TE Cannell owns 190,200 shares (0.9%) (4) Tonga owns 318,700 shares (1.6%) (5) Tristan owns 0 shares (0%) (6) Kauai owns 0 shares
        (0%) (7) J. Carlo Cannell owns 0 shares (0%).

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |x|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
Date:  December 21, 2006


                             J. CARLO CANNELL

                           /s/ J. Carlo Cannell
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                             J. Carlo Cannell